FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly Listed Company
CORPORATE TAXPAYERS’ ENROLLMENT NUMBER 47.508.411/0001-56
NIRE 35.300.089.901

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS´ MEETING
HELD ON AUGUST 5, 2009

1. DATE, TIME and PLACE: The meeting was held on August 5, 2009, at 11 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), located at Avenida Brigadeiro Luís Antônio, 3142, in the City and State of São Paulo.

2. CALL NOTICE: A Call Notice was published in the ”Diário Oficial do Estado de São Paulo Empresarial” on July 21, 22 and 23, 2009, on pages, 17, 12 and 9, respectively, and in the Valor Econômico newspaper on July 21, 22 and 23, 2009, on pages D5, D3, and B11 respectively.

3. QUORUM: Shareholders representing over two-thirds of voting stock, in accordance with the signatures found in the respective Shareholders’ Attendance Book, and thus it was evidenced that there was a legal quorum in order to hold the Meeting.

4. THE PRESIDING BOARD: Chairman: Abilio dos Santos Diniz, Secretary: André Haddad Rizk.

5. AGENDA: (a) To approve the Management proposal referring to the acquisition of common shares representing 40% of the total and voting capital of Barcelona Comércio Varejista e Atacadista S.A., a company controlled by CBD, which operates the trademark “Assai”, and (b) Resignation and election of the new Board of Directors member.

6. RESOLUTIONS: The Shareholders’ Meeting unanimously voted, with the abstention of those legally barred:

6.1. Approved the acquisition, by means of Nerano Empreedimentos e Participações Ltda., of shares held by Rodolfo Junji Nagai and Luiz Fumikazu Kogachi (“Sellers”), representing 40% of the total and voting capital of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), a company controlled by CBD, which operates the trademark “Assai”. As a result of such acquisition, CBD consolidates its equity stake in the acquired business of wholesale self-service in the food market.

6.1.1. For the acquisition, CBD will pay to the sellers as follows:

a) R$ 175,000,000.00 (one hundred seventy five million reais), in three installments: (i) the first installment, in the amount of R$25,000,000.00 (twenty five million reais), until August 7, 2009; (ii) the second installment, in the amount of R$25,000,000.00 (twenty five million reais), on December 15, 2009; and (iii) the third and last installment, in the amount of R$ 125,000,000.00 (one hundred twenty five million reais), on January 15, 2011.

b) R$ 25,000,000.00 (twenty five million reais), on January 15, 2011, in the event the Sellers ensure adequate transition and the implementation of Barcelona’s business and expansion plan, pursuant to the definite share purchase and sale agreement.

6.1.2. Except for the first installment, to be paid until August 07, 2009, the other amounts mentioned herein will be restated according to the CDI variation since the execution date of the definitive Barcelona share purchase and sale agreement until the effective payment date of the installment.

6.1.3. Upon conclusion of the transaction, the Shareholders’ Agreement of Barcelona will cease to be in effect.

6.2. Acceptance of Mrs. Maria Silvia Bastos Marques resignation from the positions of Board of Directors member.

6.3. Elected, to compose the Company’s Board of Directors, with term of office expiring at the Annual General Meeting to be held in 2011, as an independent member, Mr. Pedro Henrique Chermont de Miranda, Brazilian, married, Mechanical Engineer, identity card nº 9299832-7, issued by IFP/RJ, individual taxpayer’s ID (CPF/MF) nº 023.120.657 -70, resident and domiciled at Rua Sambaiba, nº 699, Torre 3, apt 301, city of Rio de Janeiro and state of Rio de Janeiro. The member elected declares, under the penalties of the law, not to be involved in any of the crimes provided for in law, which would hinder him from performing business activities, being aware of the provisions set forth in Article 147 of Law 6,404/76.

7. DOCUMENTS FILED: (a) Call Notice; e (b) Executive Officers’ Proposal.

8. CLOSURE: There being nothing else to discuss, the meeting was adjourned, these minutes were drawn up in the summary format, which, after being read, approved and found in compliance was signed by all attending shareholders. São Paulo, August 5, 2009. Signature: Abilio dos Santos Diniz – Chairman; André Haddad Rizk – Secretary.

Attending shareholders: Wilkes Participações S.A. itself and in the position of user holder of voting rights of Sudaco Participações Ltda. and Casino Guichard Perrachon (represented by Marise Rieger Salzano and Juan Javier Bordaberry Herran)

This is a free English translation of the original instrument drawn up in the Company’s records.

André Haddad Rizk
Secretary of the Board

Attorney’s visa:

Rebecca Molina Ferreto
OAB/SP n. 282.382

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 5, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.